Mail Stop 3561

November 25, 2009

Yue Kou, Chief Financial Officer
Dragon Jade International Limited
Suite 1503, The Phoenix,
21025 Luard Road
Hong Kong SAR, China

      Re: **Dragon Jade International Limited**
               Amendment No. 4 to Registration Statement on Form 20-F
               Filed November 13, 2009
               Form 20-F/A for the Fiscal Year Ended March 31, 2009
               Filed November 13, 2009
               File No. 0-53593

Dear Ms. Kou:

      We have reviewed your letter dated November 11, 2009 in response to our comment letter dated October 21, 2009 and your amendment and have the following comments. Also, we have limited our review of your annual report on Form 20-F for the fiscal year ended March 31, 2009 to the issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>Amendment No. 4 to Registration Statement on Form 20-F</u>

<u>Item 19. Exhibits, page 19</u>

1. We note your response to comment 10 from our letter dated October 21, 2009. Please revise the introductory sentence to your Exhibit Index in your registration statement so that it states that the exhibits are incorporated as part of the registration statement rather than the "annual report."

2. Also, for each previously filed exhibit that you are incorporating by reference into both your registration statement and annual report, please disclose the date you filed the original or amended registration statement that includes the exhibit.

<u>Exhibit 15</u>

3. Please obtain revised consents that include the conformed signature of your independent registered public accountant.

4. Please obtain a revised consent from your accountant that refers to the dual dated audit report for the financial statements of KASH Strategic Limited.

<u>Annual Financial Statements for the years ended March 31, 2009, 2008 and 2007</u>

<u>Consolidated Statements of Changes in Stockholders' Equity (Deficit), page 5</u>

5. We have read your response to comment 13 from our letter dated October 21, 2009. Please revise your disclosure to indicate the amount of Dragon Jade (the shell company) assets/liabilities that are reflected in the combined company's financial statements. Please also present Dragon Jade's net assets at the time of the reverse merger as a charge to additional paid-in-capital in your statement of stockholders' equity.

6. We have read your response to comment 14 from our letter dated October 21, 2009. Since the conversion of the debt occurred at KASH prior to the recapitalization, please also remove the line item Conversion of shareholder loan to equity in the amount of $115,974 from your financial statements or explain why it is correct.

7. The amounts you have disclosed for net loss and foreign currency translation adjustment for the year ended March 31, 2007 appear to be incorrect. Please revise accordingly or explain why they are correct.

Form 20-F for Fiscal Year Ended March 31, 2009

8. Please address the comments above in your annual report on Form 20-F/A as applicable.

*   *   *   *   *   *

As appropriate, please amend your registration statement and your annual report on Form 20-F in response to these comments within 10 business days, or tell us by that time when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or in her absence Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Robert W. Errett, Staff Attorney, at (202) 551-3225, John Fieldsend, Attorney-Adviser, at (202) 551-3343 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David J. Levenson, Esq.
        Law Offices of David J. Levenson
        Via Facsimile